UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 29, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Univision Communications Inc.
File No. 1-12223 - CF# 21875

   Univision Communications Inc. submitted an application under rule 24b-2
requesting confidential treatment for information it excluded from the Exhibits to a Form
10-K filed on March 27, 2008.

   Based on representations by Univision Communications Inc. that this information
qualifies as confidential commercial or financial information under the Freedom of
Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined
not to publicly disclose it. Accordingly, excluded information from the following
exhibit(s) will not be released to the public for the time period(s) specified:

    Exhibit 10.31   through February 27, 2010

   For the Commission, by the Division of Corporation Finance, pursuant to
delegated authority:

         Kathleen Krebs
         Special Counsel